Mail Stop 6010

September 26, 2008

Mr. William L. Hunter
Chief Executive Officer
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, BC Canada V6A, 1B6

> **Re:     Angiotech Pharmaceuticals, Inc.**
> **Schedule 14A**
> **Filed July 22, 2008**
> **File No. 0-30334**

Dear Mr. Hunter:

We have completed our review of your preliminary proxy statement on
Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:     Steven Hurdle
        Sullivan & Cromwell LLP
        1888 Century Park East
        Los Angeles, CA 90067-1725